UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Equity Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 50,239,990* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 15,739,735 (See Items 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,239,990* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 15,739,735 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 668,612 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 33,831,643 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 29, 2018.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Affiliates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 50,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 668,612 (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 15,739,735 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 668,612 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 33,831,643 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 29, 2018.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Capital Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 50,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 16,408,347** (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 15,739,735 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 668,612 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 33,831,643 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 29, 2018.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

** Consists of 16,408,347 shares of Class A common stock in the aggregate held by FS Equity VI and FS Affiliates VI.

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, and Amendment No. 2 to the Schedule 13D filed on November 22, 2017 (together, the “Original Schedule 13D” and together with this Amendment No. 3, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.     Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the IPO, FS Equity VI and FS Affiliates VI entered into the Investor Rights Agreement (as defined below) with ACOF and the Issuer, pursuant to which FS Equity VI and FS Affiliates VI are entitled to nominate members of the Issuer’s board of directors (the “Board”).

By virtue of their board representation, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the lock-up agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Person’s ability to influence the management, the board or the policies of the Issuer may increase.  In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will, from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer.  These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

As of May 29, 2018, FS Equity VI directly holds 15,739,735 shares of Common Stock and FS Affiliates VI directly holds 668,612 shares of Common Stock.

The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Shares Beneficially Owned
FS Capital Partners	16,408,347
FS Equity VI	15,739,735
FS Affiliates VI	668,612
Reporting Persons as a group	16,408,347

FS Capital Partners, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, as of May 29, 2018, ACOF in the aggregate holds 33,831,643 shares of Common Stock which are included in items 8 and 11 of the cover pages to this Schedule 13D.  The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with ACOF as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by ACOF, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on an aggregate of 96,649,423 shares of Common Stock outstanding as of May 23, 2018 as reported in the Issuer’s Prospectus filed with the SEC in accordance with Rule 424(b) on May 23, 2018.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by ACOF included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days.  On May 29, 2018, (i) FS Equity VI sold 3,132,910 shares of Common Stock and (ii) FS Affiliates VI sold 133,083 shares of Common Stock, pursuant to the terms of the Third Underwriting Agreement (as defined in Item 6 below).  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Investor Rights Agreement

In connection with the completion of the IPO, FS Equity VI and FS Affiliates VI entered into an Investor Rights Agreement, dated May 2, 2017 (the “Investor Rights Agreement”), with ACOF (FS Equity IV, FS Affiliates VI and ACOF, collectively, the “Sponsors”) and the Issuer.  Pursuant to the terms of the Investor Rights Agreement, each Sponsor is entitled to nominate (a) five directors for election to the Board for so long as it holds 40% or more of the Issuer’s outstanding Common Stock, (b) three directors for election to the Board for so long as it holds 30% or more of the Issuer’s outstanding Common Stock, (c) two directors for election to the Board for so long as it holds 15% or more of the Issuer’s outstanding Common Stock and (d) one director for election to the Board for so long as it holds 5% or more of the Issuer’s outstanding Common Stock. Each Sponsor has exercised its right to nominate directors to the Board and each Sponsor currently intends to continue exercising such rights. Pursuant to the terms of the Investor Rights Agreement, each Sponsor has agreed to vote in favor of the other Sponsor’s nominees and for the election of the Issuer’s then-current chief executive officer to the Board, and subject to any applicable securities exchange or equivalent listing requirements, the Issuer will agree to take all necessary and desirable actions to support the election of such director nominees, including soliciting proxies in favor of such nominees, at each annual or special meeting of the Issuer’s stockholders called for the election of directors. The Investor Rights Agreement also provides that the size of the Issuer’s board of directors may not exceed 12 members unless otherwise agreed by the Sponsors. In addition, subject to certain conditions, the Investor Rights Agreement provides each Sponsor with certain rights with respect to Board committee membership, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.  Directors nominated by the Sponsors may be removed with or without cause by the affirmative vote of the Sponsor entitled to nominate such director. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of at least a majority of the voting power of our common stock. The Issuer is required to bear the expenses associated with any transactions contemplated under the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 1 hereto, and is incorporated by reference into this Item 6.

Registration Rights Agreement

In connection with the completion of the IPO, on May 2, 2017, the Sponsors entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company and the other parties thereto.  Pursuant to the terms of the Registration Rights Agreement, the Sponsors and certain other stockholders party thereto are entitled to various rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). At any time following the expiration of the applicable lock-up period pursuant to the Lock-Up Agreement (as defined below), subject to certain conditions and restrictions contained in the Registration Rights Agreement, the Sponsors can require the Issuer to use reasonable best efforts to register the sale of their Common Stock under the Securities Act.  In the event of a demand registration or if the Issuer proposes to register any of its own securities under the Securities Act in a public offering, the Issuer will be required to provide notice to the holders of its Common Stock with registration rights under the Registration Rights Agreement and provide them with the right to include their shares in the registration statement, subject to certain conditions and exceptions contained in the Registration Rights Agreement. The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of its Common Stock held by the holders of its Common Stock with registration rights under the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

On April 26, 2017, FS Equity VI and FS Affiliates VI entered into a lock-up agreement (the “Lock-Up Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Barclays Capital Inc. (“Barclays”). Pursuant to the terms of the Lock-Up Agreement, each of FS Equity VI and FS Affiliates VI has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that we file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 180 days from the completion of the IPO, without the prior written consent of Merrill Lynch and Barclays. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Underwriting Agreement

On July 20, 2017, FS Equity VI and FS Affiliates VI, ACOF III, the Issuer, the other selling stockholders identified on Schedule B of the Underwriting Agreement, Merrill Lynch and Barclays as representatives of the underwriters (the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) with respect to, among other things, the sale by FS Equity VI and FS Affiliates VI in the aggregate of up to 3,807,056 shares of Common Stock (the “Offering”). On July 25, 2017, pursuant to the Underwriting Agreement, FS Equity VI and FS Affiliates VI in the aggregate sold 3,284,798 shares of Common Stock to the Underwriters at a public offering price of $40.00 per share, less underwriting discounts.  The Underwriters had the right to exercise a 30-day option to purchase an additional 522,258 shares of Common Stock in the aggregate from FS Equity VI and FS Affiliates VI pursuant to the terms of the Underwriting Agreement.  The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Form of Underwriting Agreement, a copy of which is filed as Exhibit 4 hereto, and is incorporated by reference into this Item 6.

Second Lock-Up Agreement

In connection with the Underwriting Agreement, on July 20, 2017 FS Equity VI and FS Affiliates VI entered into a lock-up agreement (the “Second Lock-Up Agreement”) with Merrill Lynch and Barclays. Pursuant to the terms of the Second Lock-Up Agreement, FS Equity VI and FS Affiliates VI has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any

Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 90 days from the date of the Underwriting Agreement, without the prior written consent of Merrill Lynch and Barclays. The Second Lock-Up Agreement replaced and superseded the Lock-Up Agreement. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 5 hereto, and is incorporated by reference into this Item 6.

Conversion of Class C Shares

On July 26, 2017, (i) FS Equity VI elected to convert 2,868,826 shares of the Issuer’s Class C common stock held by FS Equity VI and (ii) FS Affiliates VI elected to convert 121,865 shares of the Issuer’s Class C common stock held by FS Affiliates VI, in each case, into Common Stock, pursuant to the Issuer’s Restated Certificate of Incorporation.

Second Underwriting Agreement

On November 15, 2017, FS Equity VI and FS Affiliates VI, ACOF III, the Issuer, the other selling stockholders identified on Schedule B of the Second Underwriting Agreement, Merrill Lynch and Barclays Capital Inc. as representatives of the underwriters (the “Second Underwriters”) entered into an underwriting agreement (the “Second Underwriting Agreement”) with respect to, among other things, the sale by FS Equity VI and FS Affiliates VI in the aggregate of up to 2,354,115 shares of Common Stock (the “Second Offering”). On November 20, 2017, pursuant to the Second Underwriting Agreement, FS Equity VI and FS Affiliates VI in the aggregate sold 2,354,115 shares of Common Stock to the Second Underwriters at a public offering price of $36.00 per share (which included the exercise in full by the Second Underwriters of their option to purchase an additional 313,346 shares), less underwriting discounts.  The foregoing description of the Second Underwriting Agreement is qualified in its entirety by reference to the full text of the Form of Second Underwriting Agreement, a copy of which is filed as Exhibit 6 hereto, and is incorporated by reference into this Item 6.

Third Lock-Up Agreement

In connection with the Second Underwriting Agreement, on November 15, 2017 FS Equity VI and FS Affiliates VI entered into a lock-up agreement (the “Third Lock-Up Agreement”) with Merrill Lynch and Barclays. Pursuant to the terms of the Third Lock-Up Agreement, FS Equity VI and FS Affiliates VI have agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 60 days from the date of the Underwriting Agreement, without the prior written consent of Merrill Lynch and Barclays. The foregoing description of the Third Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 7 hereto, and is incorporated by reference into this Item 6.

Third Underwriting Agreement

On May 23, 2018, FS Equity VI and FS Affiliates VI, ACOF III, the Issuer and J.P. Morgan Securities LLC (“J.P. Morgan”) entered into an underwriting agreement (the “Third Underwriting Agreement”) with respect to, among other things, the sale by FS Equity VI and FS Affiliates VI in the aggregate of 3,265,993 shares of Common Stock (the “Third Offering”). On May 29, 2018, pursuant to the Third Underwriting Agreement, FS Equity VI and FS Affiliates VI in the aggregate sold 3,265,993 shares of Common Stock to J.P. Morgan at a price of $44.77 per share. The foregoing description of the Third Underwriting Agreement is qualified in its entirety by reference to the full text of the Form of Third Underwriting Agreement, a copy of which is filed as Exhibit 8 hereto, and is incorporated by reference into this Item 6.

Fourth Lock-Up Agreement

In connection with the Third Underwriting Agreement, on May 23, 2018 FS Equity VI and FS Affiliates VI entered into a lock-up agreement (the “Fourth Lock-Up Agreement”) with J.P. Morgan. Pursuant to the terms of the Fourth Lock-Up Agreement, FS Equity VI and FS Affiliates VI has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common

Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 30 days from the date of the Underwriting Agreement, without the prior written consent of J.P. Morgan. The foregoing description of the Fourth Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 9 hereto, and is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 8

Form of Underwriting Agreement, by and among FS Equity VI and FS Affiliates VI, ACOF, J.P. Morgan Securities LLC and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 29, 2018).

Exhibit 9	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Curent Report on Form 8-K filed on May 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2018

FS EQUITY PARTNERS VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC,

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President

FS AFFILIATES VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President

FS CAPITAL PARTNERS VI, LLC,

a Delaware Limited Liability Company

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President

EXHIBIT INDEX

Exhibit 1

Investor Rights Agreement, by and between ACOF III, FS, and the Issuer, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 2

Registration Rights Agreement, by and between the Issuer, ACOF III, FS Equity Partners VI, L.P. and the other stockholders party thereto, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 3	Form of Lock-Up Agreement, dated as of April 17, 2017 (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on April 24, 2017).

Exhibit 4

Form of Underwriting Agreement, by and among ACOF III, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., the Issuer, and the other Selling Stockholders identified in Schedule B thereto, (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on July 17, 2017).

Exhibit 5	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 filed on July 17, 2017).

Exhibit 6

Form of Underwriting Agreement, by and among FS Equity VI and FS Affiliates VI, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., the Issuer, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

Exhibit 7	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

Exhibit 8

Form of Underwriting Agreement, by and among FS Equity VI and FS Affiliates VI, ACOF, J.P. Morgan Securities LLC and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 29, 2018).

Exhibit 9	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 29, 2018).

Exhibit 99.1*	Joint Filing Agreement, dated as of May 12, 2017, by and among the Reporting Persons.